NORSAT INTERNATIONAL INC.

Consolidated Financial Statements (Unaudited)

Three Months Ended and as at March 31, 2010

(Expressed in US dollars)

Norsat International Inc.

Consolidated Balance Sheets

(Unaudited – Expressed in US Dollars)

March 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents (note 3)	$ 2,838,363	$ 4,714,644
Short-term investments	38,209	36,932
Accounts receivable, net (note 7)	6,433,131	5,970,127
Inventories	5,143,286	4,077,898
Prepaid expenses and other	930,383	1,147,159
Future income tax asset - short term	235,920	235,920
Total current assets	15,619,292	16,182,680
Long-term prepaid expenses and other	9,340	9,340
Property and equipment, net	449,638	659,781
Intangible assets, net	197,598	94,176
Future income tax asset - long term	1,737,748	1,737,748
Total assets	$ 18,013,616	$ 18,683,725
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 745,614	$ 1,396,106
Accrued liabilities	999,340	1,551,339
Deferred revenue	1,289,000	1,178,868
Future income tax liability - short term	2,163	2,163
Total current liabilities	3,036,117	4,128,476
Long-term deferred revenue	520,047	625,075
Future income tax liability - long term	325,132	325,132
Total liabilities	3,881,296	5,078,683
Shareholders' equity:		
Share capital (note 10b)	37,408,873	37,401,639
Contributed surplus (note 10e)	3,700,447	3,693,849
Accumulated other comprehensive income (note 9)	399,537	399,537
Deficit	(27,376,537)	(27,889,983)
Total shareholders' equity	14,132,320	13,605,042
Total liabilities and shareholders' equity	$ 18,013,616	$ 18,683,725

Commitments (note 16)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Earnings, Deficit and Comprehensive Income

(Unaudited - Expressed in US Dollars)

Norsat International Inc.

Consolidated Statements of Cash Flows

(Unaudited - Expressed in US Dollars)

Three months ended March 31,	
	2010	2009
Cash and cash equivalents provided by (used in)		
OPERATING ACTIVITIES:		
Net earnings for the period	$ 512,390	$ 828,736
Items not involving cash:		
Amortization	76,959	125,757
Foreign exchange (gain) loss	58,191	-
Loss on disposal of property, plant and equipment	7,104	-
Stock-based compensation (note 10c)	6,598	23,185
Government contribution (note 7)	(255,000)	180,855
Changes in non-cash working capital (note 14)	(2,526,536)	496,397
Cash (used in) provided by operations	(2,120,294)	1,654,930
INVESTING ACTIVITIES:		
Purchase of property and equipment	(2,342)	(29,129)
Proceeds from sale of assets	25,000	-
Purchase of short term investments	-	(1,520,235)
Cash provided by (used in) investment activities	22,658	(1,549,364)
FINANCING ACTIVITIES:		
Repurchase of common shares (note 10b(i))	(124,729)	-
Shares issued under ESOP (note 10b(ii))	133,019	-
Proceeds from government contributions (note 7)	278,889	406,055
Cash provided by financing activities	287,179	406,055
Effect of foreign currency translation on cash and cash equivalents	(65,824)	(106,253)
(Decrease) increase in cash and cash equivalents	(1,876,281)	405,368
Cash and cash equivalents, beginning of period	4,714,644	983,062
Cash and cash equivalents, end of period	$ 2,838,363	$ 1,388,430

Supplemental cash flow and other disclosures (note 14)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010
(Unaudited - Expressed in US Dollars)

Norsat International Inc.

1.  Nature of Business

The Company is incorporated under the laws of British Columbia and its principal business activities are the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent. The Company’s business operates primarily through two business segments – Microwave Products and Satellite Systems. The Company has entered into two new business segments – Maritime Products and Wireless Networks, but the Company is still in the early stages in both these segments.

2. Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial reporting and the accounting polices used are consistent with the most recent audited annual consolidated financial statements. These consolidated financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited 2009 annual consolidated financial statements included in the Company’s 2009 Annual Report.

The results for the three months ended March 31, 2010 may not be indicative of the results that may be expected for the full year or any other period. Within the Company’s business cycle, the first quarter tends to be the softest period in a fiscal year due to seasonality of the military procurement process.

Change in Functional Currency

On July 14, 2009, the Company completed a structural reorganization that transferred a significant portion of assets including customer relationships, patents and goodwill to a wholly owned subsidiary of the Company. Under the reorganized structure, Norsat International Inc., the parent entity, will only have limited activity and almost all of its revenues will be denominated in United States dollars. As a result of this change in circumstances, Norsat undertook a review of the functional currency exposures of all of its business units according to the Canadian Institute of Chartered Accountants (“CICA”) section 1651, ‘”Foreign Currency Translation”, and concluded that the currency exposures of its Canadian and foreign operations are now predominately in United States dollars.

Prior to July 1, 2009, the Company’s functional currency was the Canadian dollar and the reporting currency the United States dollar. Foreign currency transactions entered into directly by the Company, and the accounts of the integrated foreign subsidiary operations, were translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates and other balance sheet items are translated at historical exchange rates. Income statement items are translated at the rate in effect at the time of the transaction and for the subsidiaries, are translated using weighted average exchange rates.

Effective July 1, 2009 the Company’s functional and reporting currency is the United States dollar. This results in all foreign currency impacts of holding non-US dollar denominated financial assets and liabilities being recorded through the statement of earnings rather than being included in translation gains and losses deferred in accumulated other comprehensive income (“AOCI”). The Company accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in its operations. The translated amounts on June 30, 2009 became the historical basis for all balance sheet items as at July 1, 2009, except for shareholders’ equity which continues to be carried at historical cost.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010
(Unaudited - Expressed in US Dollars)

3. Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term, highly liquid interest bearing term deposits that are readily convertible to known amounts of cash. The cash and cash equivalents act as the Company’s primary source of cash and fluctuate directly as a result of its cash flows from operating, investing and financing activities.

4. Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has confirmed that publicly accountable, profit oriented enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 is permitted. The Company will be required to begin reporting under IFRS for its first quarter ending March 31, 2011 with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology systems, taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics.

Accordingly the Company is in the process of putting measures into place to provide extensive training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee. Additional resources will be engaged to ensure the timely conversion to IFRS. As at March 31, 2010, the Company has completed an IFRS diagnostic, is in the process of finalizing the elections under IFRS 1 “First Time Adoption to IFRS”, is in the process of determining accounting policy choices and is updating procedures, IT and data systems, internal control over financial reporting, and training of its employees impacted by the IFRS conversion. The Company is planning to have an IFRS compliant opening consolidated balance sheet in place after the first quarter of 2010. In order to compile comparative IFRS data for fiscal year 2010, the Company is planning to run a parallel system in 2010 outside the main accounting system.

CICA 3855 – “Financial Instruments – Recognition and Measurement”

In April 2009, the CICA amended Section 3855, Financial Instruments – Recognition and Measurement”, adding and amending paragraphs regarding the application of the effective interest method to previously impaired financial assets and embedded to prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company will adopt the amendments to Section 3855 in its 2011 fiscal year. The amendments are not expected to have a significant impact on the Company’s accounting for its financial investments.

In August 2009, the CICA made amendments to Section 3855, Financial Instruments – Recognition and Measurement”, adding and amending paragraphs regarding financial asset measurement categories and impairment as well as providing specific transitional guidance. The Company is currently assessing the impact of the amendments but does not expect them to have a significant impact on the Company’s accounting for its financial instruments.

CICA 1582 - “Business Combinations”

This section applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The new CICA Handbook Section 1582 will replace Section 1581 “Business Combinations” establishing standards for the accounting for a business combination that will more closely resemble those under International Financial Reporting Standards. Earlier adoption of this section is permitted. Management has not fully determined the impact of adopting this standard.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010
(Unaudited - Expressed in US Dollars)

CICA 1601 – “Consolidated Financial Statements” and CICA 1602 – “Non-Controlling Interests”

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, the new CICA Handbooks Section 1601 and Section 1602 will replace Section 1600 “Consolidated Financial Statements”. These sections establish standards for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements. Earlier adoption of this section is permitted. Management has not fully determined the impact of adopting this standard.

5.

Capital Disclosures

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis.

The capital of the Company consists of the items included in the consolidated balance sheet in the shareholders’ equity section and the operating line (if drawn).  The Company manages its capital structure and makes changes based on economic conditions and the risk characteristics of the Company’s assets.  As at March 31, 2010 shareholder’s equity was $14,132,320.

To manage the Company’s capital requirements the Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company plans to continue to fund its short-term cash requirements through operations, and if required, the Company has an operating line of credit in place that can be drawn upon (note 8).

During September 2008, the Company also entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011 (note 7)

For the three months ended March 31, 2010, there were no changes in the Company's approach to capital management.

The Company has externally imposed capital requirements. Under its operating line of credit agreements, the Company’s working capital ratio (current assets divided by current liabilities) cannot be less than 1.15:1 and debt to tangible net worth ratio (total liabilities divided by the sum of total assets minus total liabilities) cannot exceed 2.5:1. As at March 31, 2010, the Company’s working capital ratio was 5.14:1 and the debt to tangible net worth ratio was 0.3:1. For the three months ended March 31, 2010, the Company has met all of its externally imposed capital requirements. As at March 31, 2010, there was no amount drawn on its operating line of credit.

6.

Financial Instruments and Risk Exposures

Financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans & receivables, available-for-sale financial assets and other financial liabilities.

Financial assets are cash and cash equivalents, short-term investments, and accounts receivable.  Financial liabilities include accounts payable and accrued liabilities.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010
(Unaudited - Expressed in US Dollars)

The Company has classified its cash and cash equivalents and short term investments as held-for-trading financial assets, measured at fair value. Accounts receivable are classified as loans and receivables, measured at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities are classified as other liabilities, measured at amortized cost using the effective interest rate method.

Fair value measurement

The carrying value of the Company’s financial assets and liabilities is considered to be a  reasonable approximation of fair value due to the short-term nature of these instruments. Cash and cash equivalents and short term investments are considered level 1 financial assets whose fair values are determined by reference to quoted prices in active markets for identical assets and liabilities.

The carrying values and fair values of financial assets and liabilities as at March 31, 2010 and December 31, 2009 are summarized as follows:

In thousands of dollars	March 31, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$ 2,876	$ 2,876	$ 4,752	$ 4,752
Loans and receivables	$ 6,433	$ 6,433	$ 5,970	$ 5,970
Held-to-maturity investments	$ -	$ -	$ -	$ -
Other liabilities	$ 1,744	$ 1,744	$ 2,947	$ 2,947

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for credit worthiness, using third party credit scores and through direct monitoring of their financial well being on a continual basis.  In some cases, where customers fail to meet the Company's credit worthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as management has determined that the exposure is minimal due to the composition of its customer base.

The Company regularly reviews the collectability of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts. As at March 31, 2010, the balance of the allowance for doubtful accounts was $60,490 (2009 - $52,236). Pursuant to their respective terms, accounts receivable was aged as follows as at March 31, 2010 and December 31, 2009:

(in thousands of dollars)	March 31, 2010	December 31, 2009
Current	$ 3,131	$ 4,053
0-30 days overdue	1,661	956
31-60 days overdue	910	480
Over 61 days overdue	731	226
Total accounts receivable	$ 6,433	$ 5,970

While there is a possibility of increased customer credit risk due to the current global credit crisis and recessionary trends, the exposure to the Company was minimal at the end of March 31, 2010 due to the composition of the Company’s customer base.  As at March 31, 2010, the Company’s trade accounts receivable are made up of approximately 53% government trade receivables and the balance of the outstanding accounts receivable are spread over a large number of customers.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010
(Unaudited - Expressed in US Dollars)

The Company may also have credit risk relating to cash and cash equivalents, which it manages by dealing with large chartered banks in Canada and the United States and investing in highly liquid investments. The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in highly liquid investments such as guaranteed investment funds. The Company’s cash and cash equivalents carrying value is $2,838,363, representing the maximum exposure to credit risk of these financial assets. Approximately 90% of the Company’s cash and cash equivalents at March 31, 2010 were held by one financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

To manage this risk the Company maintains an operating line of credit which provides access funds in Canadian and /or United States dollars to meet short-term financing obligations.

As at March 31, 2010, the Company had cash and cash equivalents of $2,838,363, short term investments of $38,209 and accounts receivable of $6,433,131 for a total of $9,309,703 which will cover its short-term financial obligations from its accounts payable of $745,614 and accrued liabilities of $999,340, which total $1,744,954.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to currency risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar.  The Company holds cash and has liabilities (primarily accounts payable and accrued liabilities) in currencies other than the Unites States dollar (primarily the Canadian dollar).

The Company manages currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated accounts payable and accrued liabilities and does not use derivative instruments to reduce its exposure to foreign currency risk.

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $80,000 ($80,000).

7.  Government Contributions

Strategic Aerospace & Defense Initiative (SADI)

In September 2008, the Company entered into an agreement (“the Agreement”) with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011.

Repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the Agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).  For the three months ended March 31, 2010, the Company did not accrue any liability for repayment as the amount cannot be determined.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010
(Unaudited - Expressed in US Dollars)

For the three months ended March 31, 2010, the Company recorded $255,000 as a reduction to product development expense in the consolidated statement of earnings. For the three months ended March 31, 2010, total cash received was $278,889. As at March 31, 2010, $575,556 remains as accounts receivable as a result of current and prior period’s unpaid contributions.

Technology Partnerships Canada Funding

On October 17, 2000, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) which was subsequently amended on February 8, 2001 and September 28, 2004 (“TPC Agreements”). Under the TPC Agreements, the Company received funding of one third of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project totaling Cdn$9,999,700 up to the end of 2004, including additional funding of Cdn$620,000 obtained in 2004.

In return for funding, the Company was obligated to issue TPC Cdn$1,000,000 in value of share purchase warrants prior to March 31, 2004. The warrants were to have a life of five years and were to be priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes option pricing model.

In addition, the Company is also obligated to pay royalty payments to TPC based on the following terms:

➢

1.88% on sales of legacy products

➢

1.28% before and 1.03% after issuance of warrants on sales of new SIT technology products

➢

The royalty payment period was amended to commence on January 1, 2004 and end on the earliest of the following dates;

o

the date before December 31, 2007, for which cumulative royalties accrued reach Cdn$15 million;

o

on December 31, 2007, or the date after, if by that date the cumulative royalties accrued equal or exceed Cdn$13,171,300; and otherwise on December 31, 2011.

On April 28, 2004, the Company issued 1,206,811 share purchase warrants to TPC under the terms described above with an exercise price of Cdn$1.09 per share. The Black-Scholes valuation model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%. During 2009, the issued 1,206,811 warrants to TPC.

Royalties due under the TPC Agreements are recorded and expensed as the related sales occur.  The royalty is payable annually within 60 days of the year end.  During the three months ended March 31, 2010, $97,539 in royalties were paid based upon revenues generated through 2009. The total amount of royalties accrued and paid to date are $167,535.

8.  Operating Line of Credit

The Company has a secured operating line of credit with HSBC (“the Bank”) to Cdn$1,000,000 (US$984,400) or US$800,000 with terms and conditions as follows:

•

interest at the rate of the Bank’s prime rate plus 1.35% per annum.

•

all amounts under the loan shall be repaid on demand by the Bank

•

general security agreement given by the Company creating a first fixed and floating charge and security interest over all present and after acquired assets of the Company

•

general assignment of book debts creating a first priority assignment of the debts and accounts receivable of the Company

•

the Working Capital ratio (current assets divided by current liabilities) shall not at any time to be less than 1.15:1

•

the Debt to Tangible Net Worth ratio (total liabilities divided by the sum of total assets minus total liabilities) shall not at any time exceed 2.5:1

As at March 31, 2010, the Company had no borrowings outstanding with respect to the operating line of credit.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010
(Unaudited - Expressed in US Dollars)

9.  Accumulated Other Comprehensive Income (Loss)

	2010	2009
Balance, beginning of period	$399,537	$(229,210)
Cumulative translation adjustment	-	628,747
Balance, end of period	$399,357	$399,537

10.  Share Capital

(a)

Authorized

        75,000,000 common shares without par value

(b)  Issued

Shares issued and outstanding	Number of shares	Amount
Balance, December 31, 2009	53,634,305	$37,401,639
Treasury shares (note 10b(i))	(82,000)	(57,122)
Shares repurchased and retired (note 10b(i))	(98,500)	(68,663)
Shares issued under ESOP (note 10b(ii))	245,554	133,019
Balance, March 31, 2010	53,699,359	$37,408,873

(b)(i)  Normal Course Issuer Bid

In 2009, the Company obtained regulatory approval to commence a normal course issuer bid to purchase up to a maximum of $5,183,949 of its common shares, representing approximately 10% of the public float as of June 30, 2009, through the facilities of the Toronto Stock Exchange ("TSX"). The Company’s total issued and outstanding common shares were 59,388,305 at June 30, 2009.

The normal course issuer bid commenced on July 6, 2009 and will terminate on the earlier of the date on which Norsat completes its purchases pursuant to the normal course issuer bid and July 5, 2010. The price paid for any common shares acquired will be the market price at the time of purchase and all common shares purchased under the normal course issuer bid will be cancelled.

As at March 31, 2010, the Company repurchased 940,000 common shares at a weighted average share price of Cdn$0.72 ($0.67) per share pursuant to the normal course issuer bid. The Company follows CICA Section 3240 “Share Capital” to account for the shares repurchased. The cost of such shares are allocated to share capital in the amount equal to the assigned value of the shares, and the difference between the assigned value and the cost of shares repurchased is allocated to retained earnings. The effects of the shares repurchased at March, 2010 are a decrease in share capital of $634,460 and a net increase in retained earnings of $7,065.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010
(Unaudited - Expressed in US Dollars)

(b)(ii)  Employee Share Ownership Plan (“ESOP”)

On February 26, 2010, the Company issued and received consideration for 245,554 common shares in connection with its ESOP announced on January 18th, 2010. The Company generated gross proceeds of $133,019 and issued common shares at the price of $0.54 (Cdn$0.555).

The Company’s ESOP offering was open to eligible persons until February 15, 2010. Each eligible employee, full-time contractor and director was offered an equal number of common shares to purchase. The Company's offering under its ESOP has been conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Ac, (British Columbia).

All of the issued common shares are subject to a four-month hold period which ends June 27, 2010. During this period, these securities cannot be traded nor are they freely transferable. Of the securities issued under this private placement, 58,536 common shares will be held in escrow until February 26, 2013. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act, Employee shareholders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

(c)   Share purchase option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan of which 1,930,505 common shares have been previously issued. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

Share purchase options outstanding at March 31, 2010 include:

Share purchase options outstanding	Number of options	Weighted average exercise price Cdn$
Balance, December 31, 2009	1,788,300	$ 1.28
Granted	78,000	0.69
Exercised	-	-
Expired	(5,000)	0.50
Forfeited	(103,000)	1.05
Balance, March 31, 2010	1,753,300	$ 1.24

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010
(Unaudited - Expressed in US Dollars)

The following table summarizes information pertaining to the Company’s share purchase options outstanding at March 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0.00 to $0.49	5,000	3.73	$ 0.47	-	$ -
$0.50 to $0.99	1,028,800	2.83	0.73	526,000	0.69
$1.00 to $1.49	458,400	1.04	1.22	315,000	1.16
$1.50 to $1.99	81,600	2.48	1.51	81,600	1.51
$2.50	44,875	1.51	2.50	44,875	2.50
$3.40	44,875	1.51	3.40	44,875	3.40
$4.50	44,875	1.51	4.50	44,875	4.50
$6.15	44,875	1.51	6.15	44,875	6.15
$0.00 to $6.50	1,753,300	2.21	1.24	1,102,100	1.44

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculates stock based compensation using the Black-Scholes Option Pricing Model and recorded total compensation expense as follows:

	For the three months ended March 31,
	2010	2009
Total compensation (increase in contributed surplus and stock based compensation)	$6,598	$23,185

The weighted average assumptions used to estimate the fair value of options granted during the period were:

	For the three months ended March 31,
	2010	2009
Risk free interest rate	2.48%	1.84%
Expected life	3.50	3.50
Vesting period	2 to 10 years	2 to 10 years
Expected volatility	84.04%	83.10%
Expected dividends	nil	nil

Of the 78,000 stock purchase options granted during the period, 77,000 were granted with a strike price of Cdn$0.69 and 1,000 with a strike price of Cdn$0.71. The weighted average fair value of options granted during the period was Cdn$0.41.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010
(Unaudited - Expressed in US Dollars)

(d) Warrants

The continuity of share purchase warrants is as follows:

Expiry date Exercise price	January 12, 2011 US$0.48
Balance, December 31, 2009	361,190
Warrants exercised	-
Warrants expired	-
Balance, March 31, 2010	361,190

 (e)  Contributed surplus

Balance, December 31, 2009	$3,693,849
Stock-based compensation expense (note 10c)	6,598
Balance, March 31, 2010	$3,700,447

11.  Other Expense (Income)

	For the three months ended March 31,
	2010	2009
Bank charges	$ 15,979	$9,825
Interest expense	849	360
Loss on disposal of property and equipment	7,104	-
Foreign currency loss (gain)	58,191	(213,763)
Total	$ 82,123	$213,763

12.  Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations for the three month periods ended March 31, 2010 and 2009 is as:

	For the three months ended March 31,
	2010	2009
Numerator:
Net income	$ 512,390	$ 828,736
Effect of dilution from unvested stock options	(2,671)	-
Adjusted net income	$ 509,719	$ 828,736
Denominator:
Weighted average number of shares outstanding used to compute basic EPS	53,677,197	54,313,305
Effect of dilutive securities:
Bluemoon share issuance	-	1,222,222
Dilution from exercise of stock options	60,191	209,889
Dilution from exercise of warrants	117,270	366,690
Weighted average number of shares outstanding used to compute diluted EPS	53,854,658	56,112,106

Net earnings per share:
Basic	$0.01	$0.02
Diluted	$0.01	$0.02

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010
(Unaudited - Expressed in US Dollars)

The calculation of assumed exercise of stock options and warrants includes the effect of the dilutive options and warrants.  Where their effect was anti-dilutive because their exercise prices were higher than the market price of the Company’s common share at the end of the periods shown in the table, assumed exercise of those particular stock options and warrants were not included.

13.  Segmented Information

The Company’s business operates primarily through two business segments – Microwave Products and Satellite Systems. The Company has entered into two new business segments – Maritime Products and Wireless Networks, but the Company is still in the early stages in both these segments.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers.

The Satellite Systems segment designs, develops and markets portable satellite systems, related accessories and services. These Microwave Products and Satellite Systems are designed to interoperate with geostationary satellites orbiting the earth. The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The Maritime Products segment develops and markets satellite systems, related accessories and services for the marine environment. Similar to Microwave Products and Satellite Systems, these products establish broadband communications links interoperating with geostationary satellites, but have the additional challenge of needing to accommodate a vessel’s motion and movement.

The Wireless Networks segment develops, markets and deploys wireless communications systems that would address a customer’s need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific technology agnostic and can be based on different protocols such as WiMAX, LTE and/or 4G.

The Company’s reportable segments are strategic business units that offer different products and services.  They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following tables set forth information by operating segments for the three months ended March 31, 2010, and 2009 respectively.  In 2009, and for the three month period ended March 31, 2010, the Wireless Networks segment did not generate any revenues.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010
(Unaudited - Expressed in US Dollars)

	For the three months ended March 31,
	2010	2009
Sales to external customers
Microwave products	$1,907,687	$1,511,920
Satellite systems	2,882,696	3,482,851
Maritime systems	96,405	-
	$4,886,788	$4,994,771

Gross Profit
Microwave products	$803,800	$613,546
Satellite systems	1,497,917	1,839,472
Maritime systems	52,089	-
	$2,353,807	$2,453,018

	Microwave Products	Satellite Systems	Maritime Systems	Consolidated
As at March 31, 2010
Total assets related to operations	$7,032,092	$10,626,157	$ 355,367	$18,013,616
Property and equipment and intangible assets, net	$ 252,666	$ 381,802	$ 12,768	$ 647,236

As at December 31, 2009
Total assets related to operations	$ 6,696,356	$11,591,542	$ 395,827	$18,683,725
Property and equipment and intangible assets, net	$ 270,223	$ 467,761	$ 15,973	$ 753,957

Total assets, property and equipment, and intangible assets are calculated based on the total sales to external customers of each segment (Microwave, Satellite systems and Maritime systems) over total consolidated sales.

Substantially all property and equipment and intangible assets are located in Canada.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010
(Unaudited - Expressed in US Dollars)

14.  Supplemental cash flow and other disclosures

	For the three months ended March 31,
	2010	2009
Changes in non-cash operating working capital:
Accounts receivable	$ (486,562)	$1,019,738
Inventories	(1,065,388)	304,271
Prepaid expenses and other	216,776	(358,625)
Accounts payable	(656,935)	(445,957)
Accrued liabilities	(551,999)	(452,325)
Deferred revenue	110,132	278,559
Long term deferred revenue	$ (93,418)	150,736
	$ (2,120,294)	$496,397
Supplementary information:
Interest paid	$ 849	$1,901
Income taxes paid	-	-

15.  Related Party Transactions

None.

16.  Commitments

Future minimum payments at March 31, 2010 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2010	2011	2012	2013	2014	Total
Inventory purchase obligation	$4,130,318	-	-	-	-	$4,130,318
Operating lease obligations	$ 378,253	$ 459,894	$ 40,578	$ 40,578	$ 30,434	$ 949,737
Total	$4,508,571	$ 459,894	$ 40,578	$ 40,578	$ 30,434	$5,080,055

In the normal course of operations the Company enters into purchase commitments. Included in 2010 commitments are inventory and material purchase obligations of $4,130,318.

17.  Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2010.

18.  Subsequent Events

On April 1, 2010, the Company issued to employees 161,200 stock purchase options with an exercise price of Cdn$0.70, an expiry date of April 1, 2015 and a vesting period of 2 years.